December 20, 2019

FILED VIA EDGAR

Securities and Exchange Commission

Filing Desk

100 F Street, NE

Washington, DC 20549

Re:	Axonic Funds

Registration Statement on Form N-1A

File Nos. 333-234244, 811-23483

Ladies and Gentlemen:

At the request of Mr. Ryan Sutcliffe of the Division of Investment Management, this letter is being submitted to the Securities and Exchange Commission as correspondence on behalf of our client, Axonic Funds (the “Trust”). This letter is in response to Mr. Sutcliffe’s oral comment on December 20, 2019 in connection with the review of Pre-Effective Amendment No. 1 to the Trust’s registration statement (the “Amendment”) on Form N-1A under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (“1940 Act”) filed on December 13, 2019 on behalf of the Axonic Strategic Income Fund (the “Fund”) and the Trust’s comment response letter filed on December 13, 2019 (the “Response Letter”) responding to comments provided by Mr. Sutcliffe on November 15, 2019 . Set forth below is Mr. Sutcliffe’s comment and the Trust’s response thereto. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

Page 2 – Principal Investment Strategies

1.	In the Amendment, the Fund states, “In pursuing its investment objective, the Fund invests primarily in income-producing instruments.” In the Response Letter, the Trust indicated that “primarily” is meant to indicate that under normal circumstances, the Fund will invest at least 60% of its net assets in income-producing instruments. The Staff requests, on the basis of clarify, that the Trust clarify in the description of the Fund’s principal investment strategies in the Prospectus that the Fund intends to invest at least 60% of its net assets in income-producing investments.

RESPONSE: The Fund confirms that the first sentence under Principal Investment Strategies on page 2 of the Prospectus will be revised as follows (added language has been underlined):

In pursuing its investment objective, the Fund invests primarily in income-producing instruments (i.e., under normal circumstances, the Fund will invest at least 60% of its net assets in income-producing instruments).

Thank you for your comments. Please contact me at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

/s/ Jeffrey T. Skinner
Jeffrey T. Skinner